

June 3, 2024

Adam Drapczuk
Chief Financial Officer
NEXGEL, INC.
, Suite B
Langhorne, PA 19047

>   **Re: NEXGEL, INC.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **Filed April 10, 2024**
>   **File No. 001-41173**

Dear Adam Drapczuk:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

　　Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures, page 25

1.　　Please amend your filing to provide management's annual report on internal control over financial reporting. Ensure you include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting. Also, include management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a) of Regulation S-K.

2.　　In light of the missing internal control over financial reporting disclosures, please re-evaluate your conclusion regarding the effectiveness of disclosure controls and procedures. Also address this comment for your March 31, 2024 Form 10-Q's conclusion for your disclosure controls and procedures.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Industrial Applications and
 Services